Amendment No 1 to
                 Accessor Funds, Inc. (Mortgage Securities Fund)
                             Money Manager Agreement

     Pursuant to section 19 of the Money Manager Agreement among Accessor Funds, Inc., Accessor Capital Management, L.P. and BlackRock Financial Management, Inc. (the "Agreement"), the undersigned agree to amend the Agreement by amending the first paragraph of the agreement, by amending Section 7, by adding Section 23, and by amending Amended Exhibit C (Money Manager Fee) as provided below:

     First paragraph of the Agreement is amended to change "Bennington Capital Management L. P." to "Accessor Capital Management LP".

         Section 7. Proxies. Unless the Manager gives written instructions to the contrary, the Money Manager shall vote all proxies solicited by or with respect to the issuers of securities held by the Fund. The Money Manager shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Fund's shareholders. The Manager shall provide to the Fund, upon request, a copy of its voting policies and procedures if it is required to adopt such policies and procedures. For the year beginning July 1, 2003 and ending June 30, 2004, and for each year thereafter, the Manager shall create and maintain, and provide to the Fund within 45 days after year-end and in an electronic format, the information required by Item 1 of Form N-PX under the 1940 Act if it casts any votes by proxy on any securities held by the Fund.

         Section 23. Transactions with Affiliated Persons of the Funds. The Money Manager is prohibited from consulting with the money manager of another Accessor Fund or the money manager of the portion of the Fund not managed by the Money Manager, if applicable, concerning transactions entered into by the Money Manager (or its affiliates) in accordance with Rule 17a-10, 17e-1, 12d3-1 and 10f-3 of the 1940 Act. Further, for the purposes of Rule 12d3-1 of the 1940 Act, where the Money Manager is one of multiple money managers managing a Fund, the Money Manager's responsibility to providing investment advice is limited to providing investment advice to the portion of the Fund over which it is appointed by Accessor.

         Amended Exhibit C, Paragraph 4: Effective with the calendar quarter beginning April 1, 2004 --Commencing with the fifth calendar quarter of investment management of the Account by Money Manager, Accessor Funds will pay the Money Manager a fee based upon investment performance through the immediately preceding quarter at the fee rate set forth in the schedule in Exhibit C as applied to the average daily net assets during the entire period for which the performance differential is being calculated. Commencing with the fourteenth calendar quarter and for each quarter thereafter, the investment performance shall be measured based upon the investment performance over the twelve preceding quarters.

         This amendment shall be effective upon the date signed by the Money Manager. Any capitalized terms used in this amendment shall be given the meaning as defined in the Agreement. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.


ACCESSOR FUNDS, INC.                            BLACKROCK FINANCIAL MANAGEMENT,
                                                INC.

By:___________________________________          By:____________________________
         Christine J. Stansbery
         Secretary and Sr. Vice President       Name:__________________________
Date:________________, 2004
                                                Title:_________________________
ACCESSOR CAPITAL MANAGEMENT, L.P.
By Accessor Capital Corporation,                Date:__________________, 2004
its General Partner


By:___________________________________
         Ravindra A. Deo
         Secretary
Date:__________________, 2004


Accepted and Agreed to: